VIA EDGAR

August 4, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:	Michael Clampitt
Senior Counsel

Re:	Farmers National Banc Corp.
Registration Statement on Form S-4
Filed July 17, 2015,
As Amended on July 31, 2015
File No. 333-205725

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Farmers National Banc Corp. (the “Registrant”) hereby requests that the effectiveness pursuant to the Securities Act of its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 17, 2015, and as amended on July 31, 2015 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Daylight Time, on August 6, 2015. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt

August 4, 2015

Please contact J. Bret Treier of Vorys, Sater, Seymour and Pease LLP with any questions you may have concerning this request. In addition, please notify Mr. Treier when this request for acceleration has been granted.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP